FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   August 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: August 31, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

Exhibit List

Exhibit Number	Description

1	Unaudited Interim Consolidated Financial Statements for the Three and Six Month Periods ended June 30 ,2006

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Month Periods Ended June 30, 2006

3	Certification of Chief Executive Officer

4	Certification of Chief Financial Officer

EXHIBIT 1

Orezone Resources Inc.
(A Development Stage Company)

Unaudited Interim Consolidated Financial Statements

For the Three and Six Month Periods ended
June 30, 2006

Orezone Resources Inc.
Consolidated Balance Sheets
(Unaudited, expressed in United States dollars)

	Notes	June 30 2006	December 31 2005
		$	$
ASSETS
Current assets
Cash and cash equivalents		24,885,839	34,285,240
Taxes and other receivables		1,105,754	518,221
Prepaid expenses and other		439,182	362,297

		26,430,775	35,165,758
Listed shares, at cost (market value 2004 - $1,702,691; 2005 - $181,452)	4	1,256,345	127,668
Property, plant and equipment, net of accumulated amortization	5	413,907	439,980
Mineral exploration properties, at cost	6	6,130,562	6,130,562
Deferred exploration expenses, at cost	6	17,972,234	12,304,249

		52,203,823	54,168,217

LIABILITIES
Current liabilities
Accounts payable		1,112,307	2,917,165
Accrued liabilities		492,332	657,096

		1,604,639	3,574,261

SHAREHOLDERS' EQUITY
Capital Stock
Common shares (authorized: unlimited; issued and outstanding:
2006 - 132,870,141; 2005 - 132,777,641)	7	61,753,943	61,558,951
Contributed surplus	7	2,532,647	2,286,908
Cumulative translation adjustment		483,211	483,211
Accumulated deficit		(14,170,617)	(13,735,114)

		50,599,184	50,593,956

		52,203,823	54,168,217

The accompanying notes are an integral part of the consolidated financial statements.

Signed on Behalf of the Board of Directors

“Ronald N. Little” ____________________________ Director	“David G. Netherway” ____________________________ Director

Orezone Resources Inc.
Consolidated Statements of Operations and Deficit
(Unaudited, expressed in United States dollars)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

	$	$	$	$

Administrative expenses
Salaries, benefits and consulting fees	147,286	247,193	258,913	382,769
Stock-based compensation	73,474	353,758	237,423	393,338
Public relations and travel	93,706	103,266	212,219	167,482
Office, general and administrative	32,591	39,464	60,238	68,802
Audit, legal and professional fees	14,338	62,464	36,464	87,138
Public company costs	142,289	17,453	204,907	70,880
Interest and penalties	969	394	1,265	739
Amortization of equipment	8,648	7,686	16,430	15,079

Total administrative expenses	513,301	831,678	1,027,859	1,186,227

Write-off of deferred exploration expenditures	—	193,308	—	193,308
Total expenses	513,301	1,024,986	1,027,859	1,379,535

Exchange gain (loss)	15,341	(17,096)	17,176	(84,313)
Other income	—	—	—	272,286
Interest income	266,302	45,425	575,180	86,981

Net loss	(231,658)	(996,657)	(435,503)	(1,104,581)

Deficit, beginning of period	(13,938,959)	(8,521,222)	(13,735,114)	(8,413,298)

Deficit, end of period	(14,170,617)	(9,517,879)	(14,170,617)	(9,517,879)

Net loss per share, basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)

Basic and diluted weighted average
number of shares outstanding	132,862,724	115,554,244	132,848,294	113,544,344

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
Consolidated Statements of Deferred Exploration Expenses
(Unaudited, expressed in United States dollars)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

	$	$	$	$

Balance, beginning of period	15,328,226	10,799,304	12,304,249	9,378,737

Additions
Contract drilling and assaying	1,816,211	2,499,658	3,860,509	4,694,129
Engineering and consultants	354,156	644,199	693,237	787,605
Salary and employee costs	289,587	265,989	557,841	475,682
Fuel and oil	97,036	249,424	350,986	449,396
Freight	29,140	96,508	44,318	156,238
Field supplies and equipment	97,200	255,058	233,518	472,329
Food and water	39,257	93,587	76,318	150,376
Vehicles	63,394	82,564	121,591	145,194
Facilities	58,945	71,196	112,572	158,721
Head office support	90,000	170,000	236,249	320,000
General office and administration	181,443	275,271	398,539	426,372
Depreciation of capital assets	71,047	36,528	142,013	74,605
Exchange (gain) loss	(57,904)	22,664	(48,032)	52,566

Total additions	3,129,512	4,762,646	6,779,659	8,363,213

Deductions
Write-off of deferred exploration expenses	—	193,308	—	193,308
Optionee contributions	485,504	3,553,090	1,111,674	5,733,090

Total deductions	485,504	3,746,398	1,111,674	5,926,398

Balance, end of period	17,972,234	11,815,552	17,972,234	11,815,552

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
Consolidated Statements of Cash Flows
(Unaudited, expressed in United States dollars)

		Three months ended June 30		Six months ended June 30

	Notes	2006	2005	2006	2005

		$	$	$	$

OPERATING ACTIVITIES
Net loss		(231,658)	(996,657)	(435,503)	(1,104,581)
Non-cash items
Amortization of equipment		8,648	7,686	16,430	15,079
Gain on sale of listed shares		—	—	—	(257,490)
Write-off of deferred exploration expenditures		—	193,308	—	193,308
Stock-based compensation		73,474	353,758	237,423	393,338
Changes in non-cash working capital items	3	(54,290)	517,498	(320,636)	343,588

Cash flows provided by (used in) operating activities		(203,826)	75,593	(502,286)	(416,758)

INVESTING ACTIVITIES
Sale (purchase) of listed shares	4	(868,508)	—	(1,128,677)	1,492,051
Purchase of property, plant and equipment		(81,820)	(5,285)	(132,369)	(46,487)
Deferred exploration expenses	6	(3,758,599)	(4,754,010)	(8,858,295)	(7,065,643)
Optionee contributions	6	485,504	3,553,090	1,111,674	5,733,090

Cash flows provided by (used in) investing activities		(4,223,423)	(1,206,205)	(9,007,667)	113,011

FINANCING ACTIVITIES
Proceeds from issuance of common shares	7	9,967	3,915,791	110,552	5,263,814

Cash flows provided by financing activities		9,967	3,915,791	110,552	5,263,814

Increase (decrease) in cash and cash equivalents		(4,417,282)	2,785,179	(9,399,401)	4,960,067

Cash and cash equivalents, beginning of period		29,303,121	10,317,770	34,285,240	8,142,882

Cash and cash equivalents, end of period		24,885,839	13,102,949	24,885,839	13,102,949

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(Unaudited, expressed in United States dollars)

1 — GOVERNING STATUTE AND NATURE OF OPERATIONS

Orezone Resources Inc., a development stage company, (“Orezone” or “the Company”) is incorporated under the Canada Business Corporations Act and is a natural resource company engaged in the acquisition, exploration and development of precious metal properties, primarily in West Africa and in the countries of Burkina Faso and Niger.

The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

2 — BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting principles used in the preparation of these interim consolidated financial statements are consistent with those used in the Company’s audited annual consolidated financial statements.  These interim consolidated financial statements do not include all of the disclosure included in the annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2005.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses. Actual results may differ from those estimates.

Comparative figures

Some comparative figures have been reclassified to conform to the presentation format used in the current period.

3 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items for the three and six month periods ended June 30 are as follows:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

	$	$	$	$

Taxes and other receivables	(3,629)	154,909	(6,735)	391,205
Prepaid expenses and other	(20,074)	399,901	(29,225)	(19,699)
Accounts payable	(125,739)	(11,564)	(342,915)	(308)
Accrued liabilities	95,152	(25,748)	58,239	(27,610)

	(54,290)	517,498	(320,636)	343,588

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(Unaudited, expressed in United States dollars)

Items not affecting cash and cash equivalents related to investing and financing activities for the three and six month periods ended June 30 are as follows:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

	$	$	$	$

Taxes and other receivables	674	(28,369)	(580,798)	(43,112)
Prepaid expenses and other	(53,279)	(103,707)	(47,660)	(154,829)
Accounts payable	(168,637)	93,219	(1,461,943)	1,172,887
Accrued liabilities	(523,207)	(38,840)	(223,005)	198,212
Deferred exploration expenses paid for by
Stock options	44,316	49,806	92,758	49,806

4 — LISTED SHARES

In the second quarter of 2006, the Company purchased 4,000,000 units, at a price of CAD $0.25 per unit, of PMI Ventures, a public exploration company active in Ghana. Each unit consists of one common share and one non-transferable common share purchase warrant exercisable for the purchase of one additional common share at a price of CAD $0.35 for a two year period. Orezone may request a Board seat as long as it holds a minimum of four million PMI shares and will also participate in exploration budgeting and planning meetings in order to provide technical advice as requested by PMI. Orezone will also retain a right of first refusal on any of PMI’s projects in Ghana for one year and has the right to participate in future financings.

5 — PROPERTY, PLANT AND EQUIPMENT

	As at June 30, 2006			As at December 31, 2005

	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

	$	$	$	$	$	$

Computer equipment	84,296	67,234	17,062	73,370	51,700	21,670
Furniture and equipment	217,059	111,394	105,665	195,039	69,667	125,372
Vehicles	576,740	301,561	275,179	477,317	214,732	262,585
Communication systems	56,323	43,286	13,037	56,323	31,897	24,426
Leasehold improvements	17,782	14,818	2,964	17,782	11,855	5,927

	952,200	538,293	413,907	819,831	379,851	439,980

During the three and six month periods ended June 30, 2006, $8,648 and $16,430 ($7,686 and $15,079 in 2005) of amortization was charged to expenses and $71,047 and $142,013 ($36,528 and $74,605 in 2005) was capitalized to deferred exploration expenses.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(Unaudited, expressed in United States dollars)

6 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

	As at June 30, 2006		As at December 31, 2005

	Acquisition cost	Deferred exploration expenses	Acquisition cost	Deferred exploration expenses

	$	$	$	$
AFRICA
Essakane (a)	5,895,646	20,714,615	5,895,646	19,320,545
Seguenega ("Sega") (b)	11,410	7,284,944	11,410	5,634,036
Bondigui ("Bondi") (c)	146,185	5,637,874	146,185	4,210,047
Bombore (d)	57,321	1,308,311	57,321	1,144,441
Markoye (e)	—	241,081	—	98,988
Golden Hill (f)	—	268,150	—	89,572
Poyo (g)	—	181,841	—	44,658
Komkara (h)	—	103,615	—	7,877
Other (i)	—	93,130	—	—
Mali (j)	20,000	537,617	20,000	453,149
Niger (k)	—	2,284,802	—	873,009

	6,130,562	38,655,980	6,130,562	31,876,322
Optionees' contributions (l)	—	(20,683,746)	—	(19,572,073)

	6,130,562	17,972,234	6,130,562	12,304,249

a)    Essakane, Burkina Faso
The Company acquired a 100 percent interest in six permits covering 1,433 square kilometres in July, 2002. The Essakane property is subject to an option agreement, dated July 19, 2002, with a subsidiary of Gold Fields Limited of South Africa (“Orogen”). Orogen earned a 50 percent interest in the project by incurring cumulative expenditures of $8.0 million before July 19, 2007. Orogen has indicated that it will exercise its right to earn an additional 10 percent interest in the project by funding and completing a bankable feasibility study no later than July 19, 2009. Should Orogen not complete the bankable feasibility study, each party will retain a 50 percent interest in the project on a joint venture basis. The parties are negotiating a formal joint venture or shareholders agreement on the basis of the July 19, 2002 agreement.  As operator, Orezone has managed the exploration programs and incurred project expenditures which were then reimbursed by Orogen. Orogen assumed management of the project on January 1, 2006, and in the future will incur most of the expenditures directly on its own behalf.  The Essakane permits were granted on July 10, 2000 and expire July 9, 2009.

b)   Sega, Burkina Faso
The Sega exploration permit covers 164 square kilometres. A third party holds a three percent royalty on future production of which two percent can be bought back for $2.0 million. The original nine year term of the permit has expired, and the Company has been granted an 18-month extension to January 4, 2007.

c)    Bondi, Burkina Faso
The Bondigui exploration permit, which covered 340 square kilometres, expired on May 17, 2006. The Company’s application for a new permit, Djarkadougou, has been accepted.

d)    Bomboré, Burkina Faso
The Bomboré exploration permit covers 250 square kilometres and was granted on February 7, 2004 for a term of three years. It can be renewed for two additional three year periods. The Company has an obligation to spend CAD $1.7 million on the property before January 17, 2007 to earn a 50 percent interest or the permit will revert back to the previous owners. Orezone may increase its interest to 70 percent by completing a bankable feasibility study and thereafter will have 90 days to make a cash payment of $1.0 million to reduce the remaining party’s interest to a one percent net smelter return royalty.

e)    Markoye, Burkina Faso
The Markoye exploration permit covers 153 square kilometres and expires November 10, 2008.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(Unaudited, expressed in United States dollars)

f)    Golden Hill, Burkina Faso
The Intiédougou permit, which covered 385 square kilometres, expired on July 4, 2005 and on October 10, 2005 was replaced by two new permits, Nabéré and Tankiédougou. Acquisition costs of $475,200 and deferred exploration expenses of $1,862,374 relating to the Intiédougou permit were written off in 2005. The Nabéré permit covers 91.58 square kilometres and the Tankiédougou permit covers 138.43 square kilometres. These permits are valid for an initial term of three years and can be renewed for two additional three year periods.

g)    Poyo, Burkina Faso
The Poyo exploration permit covers 246 square kilometres and expires November 10, 2012.

h)    Komkara, Burkina Faso
The Company obtained an exploration permit on October 10, 2005 covering 27.21 square kilometres. The Komkara permit has an initial term of three years and can be extended for two additional three year periods.

i)    Other, Burkina Faso
The Kerboule exploration permit expired on May 17, 2006. The Sébédougou exploration permit expired on May 17, 2006. Acquisition costs of $5,698 and deferred exploration expenses of $643,304 were written off in 2005. Application has been made to extend the Tankiédougou permit to cover part of the former Sébédougou permit. A new 189 square kilometre permit, Namasa, was granted to the Company on June 5, 2006.

j)    Mali
The Company has two exploration permits in Mali, the 148 square kilometre Boukou permit which expires October 16, 2013 and the 112 square kilometre Farabantourou permit which expires July 28, 2014. The Company holds an earn-in right on the 117 square kilometre Sepola property in the Kenieba Region of western Mali. The permit was granted on May 9, 2005, and will expire on May 7, 2014. The Company must pay a total of $55,000 over two years to earn a 100 percent interest with the owner retaining a one percent royalty, half of which can be acquired for $350,000 prior to production. The Company has a right of first refusal on the balance. The Company also has two reconnaissance permits in Mali.

k)    Niger
In 2003 the Company obtained three prospecting permits in the country of Niger covering 2,566 square kilometres. They were converted into the 1,997 square kilometre Kossa exploration permit with a mining convention on October 18, 2004.

On January 19, 2006, Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koryia concessions in Niger. Under the terms of the agreements, Orezone can earn a 50 percent interest by spending $1.0 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 percent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made with respect to either property, Orezone will be required to buy the remaining 25 percent interest in that property for $2.0 million.

l)   Optionees’ contributions and option payment
During the first six months of 2006, $1,111,674 of the funds invested in the Essakane property by Orezone are reimbursable by Gold Fields.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(Unaudited, expressed in United States dollars)

7 — CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:

An unlimited number of Common shares, without par value.

Issued and Outstanding:

	Shares	Amount

Balance, January 1, 2006	132,777,641	$64,524,870

Exercise of options	85,000	180,250
Issuance of shares	—	—

Balance, March 31, 2006	132,862,641	$64,705,120

Share issue expenses		(2,962,288)

		$61,742,832
Balance, April 1, 2006	132,862,641	$64,705,120
Exercise of options	7,500	2,478
Issuance of shares	—	—

Balance, June 30, 2006	132,870,141	$64,707,598

Share issue expenses		(2,953,655)

		$61,753,943

As of August 11, 2006, there was no change in the number of common shares outstanding.

Amounts recorded as contributed surplus are as follows:

	As at June 30, 2006		As at December 31, 2005

	Acquisition cost	Deferred exploration expenses	Acquisition cost	Deferred exploration expenses

	$	$	$	$
Balance, beginning of period	2,416,001	2,041,722	2,286,908	2,056,396

Stock options granted and vested	117,790	403,564	330,181	443,144
Stock options exercised	(1,144)	—	(84,442)	(54,254)

	116,646	403,564	245,739	388,890

Balance, end of period	2,532,647	2,445,286	2,532,647	2,445,286

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(Unaudited, expressed in United States dollars)

8 — STOCK OPTION PLAN

The Company has a Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company. The Plan has been amended with the approval of shareholders on several occasions, such that the number of options that the Company may currently grant under the Plan is 12,200,000. The summary of the status of the Company’s stock option plan for the three and six month period ending June 30, 2006 is as follows:

	Number of Options	Weighted average exercise price (CAD$)

Balance, January 1, 2006	6,353,500	0.76
Granted	—	—
Exercised	(85,000)	1.32
Cancelled	—	—

Balance, March 31, 2006	6,268,500	0.75

Balance, April 1, 2006	6,268,500	0.75
Granted	—	—
Exercised	(7,500)	0.20
Cancelled	—	—

Balance, June 30, 2006	6,261,000	0.75

Options exercisable at period-end	5,536,000

As at June 30, 2006 the following options were outstanding:

Expiry date	Exercise price CAD$	Number of Options

09/Mar/2008	0.30	395,000
01/Jun/2008	0.50	50,000
11/Jan/2009	0.50	315,000
22/Sep/2009	0.35	100,000
15/Jan/2012	0.20	100,000
12/Sep/2012	0.31	875,000
08/Nov/2012	0.30	1,400,000
24/Mar/2013	0.50	550,000
12/Aug/2013	0.63	61,000
29/Oct/2013	1.21	50,000
06/Jan/2014	1.20	530,000
06/Feb/2014	1.20	150,000
10/May/2014	1.00	260,000
23/Jul/2014	1.16	75,000
23/Nov/2014	1.41	75,000
16/May/2015	1.40	850,000
08/Aug/2015	1.74	50,000
20/Dec/2015	2.00	375,000

		6,261,000

Weighted average exercise price:  CAD $0.75
Weighted average remaining contractual life:  6.55 years

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(Unaudited, expressed in United States dollars)

Stock-based compensation for the three and six month periods ended June 30 is reflected in the financial statements as follows:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

	$	$	$	$
Included in Statements of Operations:
Stock-based compensation	73,474	353,758	237,423	393,338
Included in Statements of Deferred Exploration
Expenses:
Consultants fees	—	49,806	—	49,806
Other fees	44,316	—	92,758	—

Total stock-based compensation	117,790	403,564	330,181	443,144

The vested portion of the fair value of stock options granted is recorded as an increase in contributed surplus.

9 — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties. Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area as at June 30, 2006 and December 31, 2005 are as follows:

	As at June 30, 2006	As at Decmber 31, 2005

	$	$
Canada	3,443,387	2,430,375
British Virgin Islands	16,397,744	26,212,528
West Africa	32,362,692	25,525,314

	52,203,823	54,168,217

EXHIBIT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006

August 11, 2006

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the three and six month periods ended June 30, 2006 may contain or refer to certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1       INTRODUCTION

        This MD&A is provided to enable the reader to assess material changes in financial condition and results of operations for the three and six month periods ended June 30, 2006, in comparison to the corresponding prior-year periods. For the purposes of preparing this MD&A, information is considered material if:

•	Such information results in, or would reasonably be expected to result in, a significant change in market price or value of the Company’s shares; or,
•	There is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or,
•	It would significantly alter the total mix of information available to investors.

        The MD&A, which has been prepared as of August 11, 2006, is intended to supplement and compliment the unaudited interim consolidated financial statements and accompanying notes for the three and six month periods ended June 30, 2006 (collectively, the “Financial Statements”). This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2005 and the MD&A, Form 40-F and Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, respectively, all for the year ended December 31, 2005. Certain notes to the Financial Statements are specifically referred to in this MD&A, and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in United States dollars, unless otherwise specified.

        The consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with accounting policies generally accepted in the United States (“US GAAP”). Note 14 to the audited consolidated Financial Statements for the year ending December 31, 2005 contains the adjustments which would have to be made to comply with US GAAP, and it also identifies the major differences between Canadian GAAP and US GAAP that affect the Company’s Financial Statements.

        This discussion and analysis is prepared in conformity with National Instrument 51-102F1 and has been approved by the Board of Directors prior to release.

2        EXECUTIVE OVERVIEW

        Orezone is engaged in the acquisition, exploration and development of mineral properties, primarily in Burkina Faso and Niger in West Africa. The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company. While the Company is actively exploring a number of properties, of which some contain significant resources, none have yet reached a stage whereby a production decision can be made.

        The Company has been active in Burkina Faso, West Africa since 1996. At present, the Company has interests in 14 permits covering approximately 2,692km(2) in Burkina Faso. Orezone has a permit covering 1,997 km(2) in Niger, and option agreements enabling the Company to earn into two other permits. Orezone also holds four permits in Mali totalling 1,060 km(2) as well as an option agreement to earn an interest in another permit.

        The Company’s main asset continues to be its 50% interest in the Essakane property. Gold Fields Limited (“GFL”), a South African based mining company, currently holds the other 50% interest, and it can increase its interest to 60% by funding all expenditures up to the completion of a bankable feasibility study (“BFS”). The Main Zone on the Essakane property (“EMZ”) contains indicated resources of 36.8Mt grading 1.6g/t (1.9Moz) and inferred resources of 27.7Mt grading 1.7g/t (1.5Moz), based on a 0.5g/t cutoff grade. Additional exploration and development drilling is being done with the objective of further increasing resources. Moreover, an extensive re-assay program is underway to determine if the grade of

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the deposit has been understated. GFL has indicated to the Company that it intends to increase its interest to 60% by completing the BFS. Management anticipates that GFL will initiate the BFS later in 2006, with completion expected in the first half of 2007. At that time, Orezone and GFL will be in a position to make a production decision.

        Orezone is also actively exploring a number of other projects, which are at various stages of exploration. The Sega project is the only one of these that has advanced to a point where the Company has initiated a pre feasibility study.

        In the second quarter of 2006, the Company invested in PMI Ventures, a junior exploration company active in Ghana, a neighbouring country to Burkina Faso. This investment is consistent with the Company’s strategy of leveraging Orezone’s technical expertise and financial resources to increase the Company’s exposure to promising exploration projects in West Africa, which has been one of the fastest growing gold producing regions in the world.

2.1        RESULTS OVERVIEW

        Because Orezone is an exploration and development stage company, no operating revenues are being generated and the Company does not expect to generate any operating revenues until a production decision is made and a mine is built on one of its properties.

        Orezone reported net losses in each of the last three fiscal years (2003-2005), as well as in the first half of fiscal 2006. These losses have been principally due to:

•	Write-offs of deferred exploration expenses;
•	Write-offs of mineral exploration properties; and,
•	Administrative expenses incurred to manage both the Company and its exploration activities.

        Although the Company has incurred significant expenses related to exploration activities over these periods, partial funding has been provided by joint venture partners (“optionee contributions”).

        Management and administrative expenses and exploration costs are primarily financed by capital raised on the equity markets. The Company’s cash reserves have increased significantly due to the CAD $30.0 million public financing completed in 2005. Management believes that this capital injection has provided the Company with sufficient resources to finance management and administrative expenses and contemplated exploration expenditures for the next few years. Additional financing will be required to fund the capital expenditures associated with building a mine, should any projects progress to the development stage. Please refer to the explanation of Risks and Uncertainties located in the annual financial statements for more information.

        Orezone’s common shares are listed for trading on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol “OZN”. The Company’s head office is located in Ottawa, Ontario, Canada, and a field office is located in Ouagadougou, the capital city of Burkina Faso.

3        EXPLORATION ACTIVITIES

3.1        Qualified Person

        Jeffrey S. Ackert, Vice President, Technical Services, is the Company’s qualified person under National Instrument 43-101. Mr. Ackert and Dr. Pascal Marquis, Vice President, Exploration, supervise all work associated with exploration programs in West Africa.

3.2        Properties

        All of Orezone’s properties in Burkina Faso are exploration permits, as defined by The Burkina Mining Act #031-2003/AN (the “Mining Act”), dated May 8, 2003. A wholly owned subsidiary holds title to most of these properties. Exploration permits in Burkina Faso give the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit. Exploration permits are valid for a period of three years from date of issue, and may be renewed for two more consecutive terms of three years for a total of nine years. The Government has been amenable to issuing new permits after the expiration of nine years in certain circumstances. The permit holder has the exclusive right, at any time, to convert the exploration permit to a mining exploitation license. All exploitation licenses in Burkina Faso are subject to a ten percent carried interest and a three percent royalty on gold produced in favour of Burkina Faso, once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention provides that financial and customs regulations and rates will be fixed during the term of the exploitation licence and that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

        In The Republic of Mali, the government has the right to a ten percent carried interest in the eventual mining company formed after successful exploration. There is a royalty of three percent on the gold produced. Exploration permits are granted for an initial three year period, and can be renewed twice with permit size reductions. In the Republic of Niger, the government has the right to a ten percent carried interest in any Nigerian corporation formed for the purpose of mining, and receives a five and a half percent royalty on gold produced.

        During the first six months of 2006, the Company spent a total of $5,667,985 on exploration activities compared to $2,630,122 in the first half of 2005, net of contributions by joint venture partners. This increase was due to higher exploration activity levels within the Bondi, Kossa and Namaga projects. Expenditures incurred on behalf of, and to be reimbursed by the Company’s joint venture partner were $1,111,674 and $5,733,090 in the six months ended June 30, 2006 and 2005, respectively. Expenditures incurred directly by GFL since taking over management of the Essakane joint venture are not included in these figures.

        The total number of meters drilled on projects increased 11% in the first half of 2006 compared to the first half of 2005. The decline in drilling at Essakane, due to GFL assuming most of the drilling operations, was more than offset by increases on the Bondi, Kossa, and Namaga projects. The level of exploration activity is expected to be lower in the third quarter of 2006 due to the rainy season in Burkina Faso and Niger, which generally extends from mid-June into September. Orezone uses this period to compile and evaluate results and plan programs for the next drilling season.

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Drilling Statistics
For the six month periods ending June 30,

	Drilling Expenditures		Drilling Meters
	2006	2005	2006	2005

	$	$
Essakane	1,394,070	5,450,810	44,024	56,624
Sega	1,650,908	1,193,085	14,932	16,325
Bombore	163,870	589,683	—	11,011
Bondi	1,427,827	295,134	11,755	2,980
Kossa	904,407	253,517	12,008	—
Namaga	334,664	—	6,308	—
Other	903,913	580,983	6,156	8,220
Optionee Contributions	(1,111,674)	(5,733,090)	—	—

Total	5,667,985	2,630,122	95,183	85,578

3.3        Significant Projects

Essakane

        For the six months ended June 30, 2006, expenditures by Orezone on the Essakane project totalled $1,394,070 compared to $5,450,810 in the first half of 2005. The decline is primarily due to the fact that GFL assumed all responsibility for this project at the beginning of 2006, and as such, Orezone was no longer required to pay for a majority of the project’s expenditures. GFL requested the Company complete some exploration activities on their behalf in the first six months of 2006, including work required to meet minimum expenditure levels on some permits, exploration drilling on regional targets, definition drilling on the Falagountou deposit, drilling on Essakane North and drilling to test the gold content of heaps remaining from previous small scale mining operations.

        In addition to Orezone’s work, GFL has proceeded with substantial exploration and development activities on the Essakane property, including continued infill drilling on the EMZ, drilling its northern extension and the nearby Falagountou deposit, ongoing engineering work relating to feasibility studies, and a significant re-assay program to determine if the grade of the deposit has been understated. GFL is expected to spend in excess of $10 million on the project in 2006. Completion of this work in the fall will facilitate a new resource calculation, and enable GFL to initiate a BFS to determine if it is economically feasible to bring the property into production. It is expected that the BFS will be completed in the first half of 2007. GFL has already completed a pre-feasibility study (“PFS”) using a combination of internal resources and independent consultants. The PFS was prepared for internal purposes, and is not in a format that is compliant with the requirements of National Instrument (“NI”) 43-101. The Company has engaged RSG Global (“RSG”), a consulting firm based in Perth, Australia, to update the PFS to make it NI 43-101 compliant, and will file it on SEDAR. This is expected to occur prior to the end of the third quarter.

        RSG completed a NI 43-101 and Joint Ore Reserve Committee (“JORC”) compliant recoverable resource estimate for the EMZ in April, which is summarized in the table below:

Essakane Main Zone
JORC Compliant Resource Calculation, RSG Global (Perth, Australia)
as at April 6, 2006

	Indicated Resources			Inferred Resources

Cutoff(g/t)	Mt	g/t	Moz	Mt	g/t	Moz

0.5	36.8	1.6	1.9	27.7	1.7	1.5
1.0	19.6	2.3	1.5	15.3	2.4	1.2

        GFL currently holds a 50% interest in the Essakane project, and completion of the BFS will increase GFL’s interest to 60%. Should the project be put into production, each party will be responsible for its share of the costs to develop a mine. Orezone has an option to require GFL to finance the entire project, in which case the Company’s interest will be reduced to 30%. Under this scenario, repayment of the capital advanced by GFL on the Company’s behalf, plus interest at LIBOR plus two percent, will be repaid out of 80% of Orezone’s share of the cash flows generated.

Séguénega (“Sega”)

        An NI 43-101 compliant resource estimate, dated Feburary 24, 2006, consists of indicated resources of 4,844,000 tonnes grading 1.99 g/t (310,600 contained ounces) and inferred resources of 1,413,000 tonnes grading 1.6 g/t (73,000 contained ounces), both at a 0.5 g/t cutoff and contained within the Gambo, Bakou and RZ zones. Exploration is currently underway with the objective of expanding these three zones, better defining recently discovered zones (e.g. Tiba), and drilling new targets. The Company has initiated a pre feasibility study to determine how close the project is to having sufficient resources to contemplate building a mining operation.

        Expenditures in the first half of 2006 were $1,650,908 compared to $1,193,086 in the first half of 2005. To date, mineralization on the Sega property has tended to be in small zones and lenses, and it will likely take two or three more zones, similar in size to the Bakou/Gambo/RZ zones to create an economic project. Exploration is also a slower and more intensive process on this project because of the small size of these deposits.

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Orezone has received an 18-month extension on the Sega permit, which expires in January, 2007, and there are no assurances that additional extensions will be granted. The Company has the option of completing a feasibility-type study and applying for an exploitation permit, following which the Company will have an additional two years to bring the project into production. Orezone is currently in the process of initiating this study.

Bondigui (“Bondi”)

        The Bondi Main Zone (“BMZ”) contains a November, 2004 NI 43-101 compliant estimate of indicated resources to a depth of 125m of 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources of 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cut off grade.

        In the first six months of 2006, expenditures were $1,427,827 compared to only $295,134 in the first half of 2005, when resources were diverted to the Sega and Essakane projects.

        Follow-up drilling of a discovery made 800m north of the BMZ in 2005 has outlined a lens shaped, higher grade shoot of mineralization and new drilling a short distance to the west of it has intersected 9m grading 1.4g/t, 4m grading 3.0g/t and 4m grading 1.7 g/t, which could indicate additional zones. Drilling to the southeast of the BMZ intersected 6m grading 3.6 g/t and 7m grading 4.7g/t, which indicate potential in this area as well. The Company’s objective is to continue drilling along the strike of the BMZ and in these parallel structures, as well as on neighbouring properties, to build resources to the threshold necessary to initiate a pre-feasibility study. The Bondi permit expired on May 17, 2006, and an application was made to replace it with a new permit called Djarkadougou, which management expects will be granted shortly.

Niger

        The 2,000 km(2) Kossa permit is located in Niger, immediately adjacent to the Essakane project, which is across the border in Burkina Faso. Kossa is a wholly-owned project, and is not subject to any agreements with GFL. An extensive surface sampling program was carried out during 2005 and 10 high priority target areas were the subject of a 10,000m drill program in the first half of 2006.

        Expenditures in the first half of 2006 were $904,407 compared to $253,517 in the first half of 2005, due mainly to drilling being initiated on the project. Assay results have been received and compiled from four of the five initial target areas, and the most significant new intersection was 4m grading 69.9g/t in hole KRC0017 on the Kossa Main prospect. The drilling program consists of widely spaced fences over very large areas, and more detailed follow-up of the better results is required. Results have not yet been compiled from a 2000m follow-up drilling program on the Kossa South, KBF and Fatatako targets, where intersections included 9m grading 2.9 g/t as well as 4m grading 7.4 g/t at KBF. Both of these holes were located at the north end of a 2.5km long IP anomaly. Other intersections included 8m grading 3.4 g/t in hole FKC016 as well as 13m grading 1.5 g/t and 10m grading 2.2 g/t in hole FKC036. All widths are down hole lengths and not true widths. Results to date do not include any wide Essakane type intersections, but encouraging results have been returned from two target areas and sedimentary rocks similar to the EMZ have been intersected. A 20,000m RC drilling contract was signed with a major international drilling company and is part of an ongoing $2.3 million exploration program being carried out on Kossa as well as the Namaga and Koyria permits in Niger which have been optioned from Greencastle Resources.

        On the Namaga permit a 37km gradient IP survey was completed and followed by 4,628m of RAB drilling and 2,040m of RC drilling. No results are yet available. A 104km gradient IP survey and a geological survey were completed on the Koyria permit. The geology on the Namaga and Koyria permits appears favourable; significant shear zones and saprolite development, good soil geochemistry and some impressive artisanal workings are present.

Other Properties

        The Company has a number of other exploration properties which are at various stages of exploration, and where work is ongoing. Exploration expenditures on these properties in the first six months of 2006 were $903,913 versus $580,983 in the first half of 2005. A five hole, 327m drill program was carried out on the Peksou target on the Tankiedougou permit. An intersection of 13m grading 1.5g/t extended the zone 25m to the west and it remains open in that direction. A 72km gradient IP survey and a 17 hole, 1,289m reconnaissance RC drilling program on the Poyo permit was completed and no significant mineralization was encountered. A 14 hole, 701m RC drilling program was completed on the Sebedougou permit which indicated the presence of a low grade zone with a minimal strike length of 200m. This permit expired on May 17, 2006, and an application was made to extend the Tankiedougou permit to cover part of the former Sebedougou permit. A 112km2 photogrammetric survey was completed on the Bombore permit and a 23.4km gradient IP survey was carried out on the Markoye permit. A 2500 lag sampling program was completed on the Ouatagouna and Toubani permits in Mali and the results are pending.

4        RESULTS OF OPERATIONS

        Since Orezone is in the exploration stage, financial performance is a function of the level and amount of administrative expenses required to operate the Company and carry out its exploration activities. In the three and six month periods ended June 30, 2006, Orezone recorded net losses of $231,658 and $435,503, or $0.00 and $0.00 per share, respectively, on both a basic and diluted basis. In the three and six month periods ended June 30, 2005, Orezone reported net losses of $996,657 and $1,104,581, or $0.01 and $0.01 per share, respectively, on both a basic and diluted basis. Net losses decreased in the three and six month periods ended June 30, 2006 from the comparable periods in 2005 due primarily to higher interest income from the larger cash balances, the absence of any write-offs of deferred exploration activities, and a decrease in stock-based compensation expenses.

        Management, directors and technical advisors continually review the merits of each of the Company’s projects and properties to assess whether or not they require further exploration and development, and whether the carrying value of the properties is greater than the future expected return from the property. Empirical data such as geochemical analysis, drilling results, assays, mapping and field observation are the primary forms of evidence that are assessed, along with external factors such as commodity markets, exchange rates, political risk and closeness to other known operations, when making decisions on impairment. There were no mineral exploration property write-offs in the first half of 2006.

        Deferred exploration expenses totalled $3,129,512 and $6,779,659 in the three and six month periods ended June 30, 2006 compared to $4,762,646 and $8,363,213 in the three and six month periods ended June 30, 2005. Optionee contributions were $485,504 in the three months

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ended June 30, 2006, 2006, and $1,111,674 in the six months ended June 30, 2006, compared to $3,553,090 in the three months ended June 30, 2005, and $5,733,090 in the six months ended June 30, 2005. Orezone’s expenditures on the Essakane project declined significantly in the three and six month periods ended June 30, 2006 compared to 2005, as GFL assumed control over the project, effective January 1, 2006. Optionee contributions related to the Essakane project also declined over the same periods for similar reasons. Management expects GFL to spend in excess of $10.0 million on the Essakane project in 2006; including costs related to the BFS.

5        RISKS AND UNCERTAINTIES

        The Company is in the business of the acquisition, exploration and development of mineral properties. The natural resource industry is, by nature, both cyclical and risky. There is no assurance that economic deposits will be found, and in fact, most companies are unsuccessful due to the very low odds of finding an economic deposit. Once a potential economic deposit is identified, the ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these variables are beyond the Company’s control.

        The principal factor which affects Orezone’s ability to successfully execute management’s business plan is the price of gold. The price of gold, in US dollars, has increased from approximately US $260 per ounce early in 2001 to over US $600 as of the date of this MD&A. This increase is widely attributed to the weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. A higher gold price improves the economics associated with a potential development project, and, just as important, has a favourable impact on the perceptions of investors with respect to gold equities, and therefore, a favourable impact on the Company’s ability to raise capital.

        Another significant factor affecting the Company and its ability to bring a project into production is the ability of the industry’s infrastructure’s to keep up with increasing demand for its services. This is particularly true with respect to assay labs and drilling companies. Due to good relations with suppliers, Orezone has been able to secure sufficient drill rigs to carry out planned exploration programs. Three new assay labs have been commissioned in Burkina Faso, including one at the Essakane site, which has improved sample turnaround times. However, backlogs of samples are still occurring and competition for drilling equipment remains high.

        Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of risk and uncertainty and the Company’s common shares should be considered a highly speculative investment. Current and potential investors should give special consideration to the additional risk factors and uncertainties involved. Please refer to Orezone’s MD&A for the year ended December 31, 2005, for a complete discussion of risks and uncertainties.

6        SUMMARY OF QUARTERLY RESULTS

	Fiscal 2006		Fiscal 2005				Fiscal 2004

	Q2	Q1	Q4	Q3(1)	Q2	Q1	Q4	Q3

Revenues	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Net income (loss)	(231,658)	(203,845)	(4,364,533)	147,094	(996,657)	(107,924)	(101,922)	52,281

Net income (loss) per share:
Basic and diluted	(0.00)	(0.00)	(0.04)	0.00	(0.01)	(0.00)	(0.00)	0.00

        Over the last eight quarters, Orezone’s financial performance has largely been a function of the level of administrative expenses required to operate a public company and manage its exploration activities. In certain quarters, these expenses have been offset to varying degrees by exchange gains, interest income and gains on the sale of listed shares. Orezone has reported significant losses in some quarters, which is largely the result of write-offs of deferred exploration expenditures and mineral exploration property costs.

(1)     Subsequent to the end of the third quarter of 2005, the Company determined that certain costs which were capitalized as deferred development costs during the third quarter of 2005 should more appropriately have been capitalized in the first and second quarters. Amended financial statements were filed and a loss of $172,906 ($0.00 per share) was reported for the third quarter of 2005.

7        FINANCIAL CONDITION

7.1        Working capital

        Net working capital as at June 30, 2006 was $24,826,136, which includes a cash balance of $24,885,839. This is a decrease of $6,765,361 from the December 31, 2005 working capital balance of $31,591,497. The decrease was largely attributable to the higher exploration and development costs incurred on many of the Company’s projects, including Bondi, Sega, and Kossa.

             Current assets as at June 30, 2006 were $26,430,775, a decrease of $8,734,983 from the December 31, 2005 balance of $35,165,758. The decrease was largely attributable to the higher exploration and development costs associated with the Bondi, Sega and Kossa projects and settlement of outstanding payables.

             Current liabilities as at June 30, 2006 were $1,604,639, a decrease of $1,969,622 from the December 31, 2005 balance of $3,574,261. This was mainly due to the lower drilling accruals. The Company does not anticipate any material changes in liabilities over the next twelve months.

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7.2        Liquidity and Capital Resources

        The Company’s principal source of liquidity is its significant cash position of $24,885,839. Additional financing is potentially available thorough the equity markets and through contributions by joint venture partners. In December 2005, Orezone successfully completed a CAD $30.0 million public equity financing. Contributions to Orezone from GFL will no longer be significant because they are managing the Essakane project and will be making expenditures directly on the property.

        Cash used in operating activities was $203,826 and $502,286 in the three and six month periods ended June 30, 2006, respectively, compared to cash generated from operations of $75,593 and cash used in operations of $416,758 over the same periods in 2005. While the Company normally uses cash in operations, cash was generated in the period ended June 30, 2005 because of the significant receivables collected during the quarter.

        Cash flows used in investing activities were $4,223,423 and $9,007,667 in the three and six month periods ended June 30, 2006, respectively, compared to cash flows used in investing activities of $1,206,206 and cash flows generated of $113,010 over the same periods in 2005. The differences arose because the Company reported a gain of the sale of listed shares in the first quarter of 2005 and because there was a significant decline in optionee contributions as GFL is managing the Essakane project in 2006.

        Cash flows from financing activities declined to $9,967 and $110,552 in the three and six month periods ended June 30, 2006, respectively, from $3,915,791 and $5,263,814 over the same periods in 2005. This decline is due to the smaller amount of options and warrants being exercised

        Orezone’s principal requirements for cash over the next twelve months will be administrative expenditures and exploration and development expenditures relating to wholly-owned projects, and on projects in which the Company is earning an interest. Most expenditures on the Essakane project are now being financed by GFL, with the exception of a small regional exploration program, which was jointly funded.

        The Company’s exploration and development expenditures during the remainder of 2006 and the first half of 2007 are expected to be in the order of $6 to $8 million and administrative expenditures will be similar to those in fiscal 2005. On this basis, the Company believes it has adequate cash on hand to meet the Company’s current and planned exploration and development and administration expenditures for a number of years.

        It is likely, however, that in the future, additional financing will be required for:

•	The Company’s share of developing the Essakane project, once a production decision has been made; or,
•	The costs associated with bringing a wholly-owned property into production; or,
•	Additional acquisitions or investments within the mining sector.

On this basis, the Company continually reviews its share price and the relative state of the capital markets and if it is determined that conditions are favourable, additional financings could be initiated.

7.3        Shareholders’ Equity

As at August 1, 2006, 132,870,141 common shares of the Company were issued and outstanding.

As at August 1, 2006, options to purchase 6,236,000 of the Company’s common shares were outstanding under the option plan.

8        CONTRACTUAL OBLIGATIONS AND COMMITMENTS

        Orezone is currently committed to paying a total of CAD $97,632 as an operating lease for its head office. The lease expires on September 30, 2008. The remaining annual payments are broken down as follows:

2006	CAD $21,696
2007	43,392
2008	32,544

Total	CAD $97,632

9        CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Preparation of the Company’s consolidated Financial Statements requires management to make estimates and assumptions that can affect the reported amounts of assets, liabilities, expenses. Orezone’s most critical accounting estimates relate to whether or not to write off the carrying value of deferred exploration expenditures with respect to individual properties. The carrying value of mineral exploration properties and deferred exploration costs with respect thereto are the second and third largest assets, after cash and cash equivalents. Decisions on whether the carrying value of individual properties is greater than the future expected return from the property are based on a large amount of empirical geotechnical data, external financial and political considerations, and the competitive environment with respect to the specific property. While the Company re-evaluates its estimates and assumptions on a regular basis, actual amounts may differ.

        Orezone’s critical accounting policies and estimates remain unchanged from the end of the previous fiscal year.

10        OTHER

Additional information about the Company, including the AIF and Form 40-F, is available electronically at www.sedar.com and www.sec.gov.

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EXHIBIT 3

Form 52-109F2 - Certification of Interim Filings

I ***Ronald Little, President and Chief Executive Officer of Orezone Resources Inc.,*** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Orezone Resources Inc.**, (the issuer) for the interim period ending ***June 30, 2006.***

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2006

Ron Little
President and CEO

EXHIBIT 4

Form 52-109F2 - Certification of Interim Filings

I ***Gregory Bowes, Vice President and Chief Financial Officer of Orezone Resources Inc.,*** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Orezone Resources Inc.**, (the issuer) for the interim period ending ***June 30, 2006.***

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2006

____

Gregory Bowes
Vice President and CFO